UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-38447

b1BANK

Employee Retirement Plan and Trust

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Business First Bancshares, Inc.

500 Laurel Street, Suite 101

Baton Rouge, Louisiana 70801

(Name of the issuer of the securities held pursuant to the plan and address of its principal executive office)

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

BATON ROUGE, LOUISIANA

DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the b1BANK Employee Retirement Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of b1BANK Employee Retirement Plan and Trust (the "Plan") as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2024.

EISNERAMPER LLP

Baton Rouge, Louisiana

June 21, 2024

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Business First Bancshares, Inc.,
Plan Administrator and Plan Participants of the b1BANK Employee Retirement Plan and Trust

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the b1BANK Employee Retirement Plan and Trust (the Plan) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor for 2023.

Frisco, Texas

June 27, 2023

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2023 AND 2022

ASSETS

	2023	2022
Investments:
Investments, at Fair Value	$58,348,247	$46,963,646
Investments, at Contract Value	2,634,863	3,005,078
Total Investments	60,983,110	49,968,724

Receivables:

Notes Receivable from Participants	867,264	853,789
Total Receivables	867,264	853,789
Net Assets Available for Benefits	$61,850,374	$50,822,513

The accompanying notes are an integral part of these financial statements.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2023

Additions to Net Assets Attributed to:
Net Investment Gains	$7,780,562
Interest Income on Notes Receivable from Participants	63,274
Dividend and Interest Income on Investments	1,479,085
Contributions:
Participants	4,356,416
Employer	2,418,406
Rollovers	511,944
Total Contributions	7,286,766
Total Additions	16,609,687

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	5,418,551
Participant Loan Distributions	29,333
Administrative Expenses	133,942
Total Deductions	5,581,826
Net Increase	11,027,861

Transfers In - Plan Merger	-

Net Assets Available for Benefits:
Beginning of Year	50,822,513

End of Year	$61,850,374

The accompanying notes are an integral part of this financial statement.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Note 1 – Description of Plan –

The following brief description of b1BANK Employee Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for more complete information.

Description of Plan

The Plan is a defined contribution plan which covers all eligible employees of b1BANK (the “Bank”) who are at least 21 years of age and meet the service requirements as defined in the Plan. The Plan includes an automatic enrollment and deferral provision in which, upon meeting the eligibility requirements, an employee is automatically enrolled in the Plan to defer 4% of compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Management and the Investment Committee of b1BANK oversee governance of the Plan, determine the appropriateness of the Plan’s investment offerings, and monitor investment performance.

Contributions

Participants may contribute an amount equal to a percentage of their compensation earned during the plan year not to exceed the limits imposed by Section 401(k) of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Bank will make a safe harbor matching contribution to participants of the Plan equal to 100% of the participant’s elective deferral that does not exceed 4% of the participant’s compensation. The Bank may also make discretionary matching and profit-sharing contributions to all eligible participants of the Plan. For the year ended December 31, 2023, the Bank made safe harbor matching contributions which totaled $2,418,406. No discretionary matching or profit-sharing contributions were made for the year ended December 31, 2023.

Participant Accounts

Each participant’s account is charged or credited with the participant’s contribution and the allocation of the Bank’s contribution, the Plan’s investment earnings or losses and charged with certain Plan administrative expenses. Allocations are based upon participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Bank’s safe harbor matching contributions. Additionally, participants who transfer contributions from a prior employee’s plan, retain the vesting schedule of their prior plan.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50%, of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account. The loan interest rate is determined at two percent above the prime rate, as defined. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon retirement or termination of service, participants are entitled to receive a lump sum payment equal to the value of their vested account balance. Benefits are recorded when paid.

Forfeited Accounts

At December 31, 2023 and 2022, forfeited non-vested accounts totaled $22,150 and $46,284, respectively, and are included in Investments, at Contract Value in the Statements of Net Assets. These accounts may be used to reduce employer contributions or to pay plan expenses. During the year ended December 31, 2023, the forfeited non-vested accounts of $25,400 were used to pay plan expenses.

Revenue Sharing

At December 31, 2023 and 2022 there were $10,611 and $12,060 of revenue sharing account balances available, respectively. For the year ended December 31, 2023, $1,613 was used to pay plan expenses. Revenue sharing accounts are used to pay plan expenses or are reallocated to participant's accounts.

Note 2 – Summary of Accounting Policies –

Basis of Accounting

The financial statements of the Plan are prepared in accordance with the accrual basis of accounting. At December 31, 2023 and 2022, all assets of the Plan are participant directed.

Investment Contracts

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

Investments are reported at fair value, except fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Plan sponsor determines the Plan’s valuation policies utilizing information provided by the Plan custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. Participant loans as of December 31, 2023 mature between 2024 and 2028, depending on the individual participant loan agreement. As of December 31, 2023 and 2022, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. For the year ended December 31, 2023, deemed distributions totaled $29,333.

Risks and Uncertainties

The Plan provides for various investment options in any combination of selected funds and Company stock held by the custodian. These funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these funds, it is a least reasonably possible that changes in the values of these funds will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Expenses

The Bank may pay certain administrative expenses (i.e., custodian fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Bank, they are paid out of Plan assets. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction and included in administrative expenses. Investment related expenses are included in Net Investment Gains in the Statement of Changes in Net Assets Available for Benefits..

Note 3 – Plan Termination –

Although they have not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

Note 4 – Tax Status –

The Plan sponsor has adopted a non-standardized pre-approved profit sharing plan with CODA which received a favorable determination from the Internal Revenue Service on June 30, 2020. The Plan itself has not separately applied for recognition of tax-exempt status. However, the Plan sponsor believes the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations for years prior to 2020.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

Note 5 – Fair Value Measurements –

The fair value measurement accounting literature provides a framework for measuring fair value. That framework provides a fair value hierarchy that provides the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2023 and 2022.

Registered Investment Company Accounts: The registered investment company accounts (“RIAs”) are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.

Common and Collective Trusts: The Common and Collective Trust accounts (“CCTs”) are valued at the NAV held by the Plan at year-end, based upon quoted market prices, when available. Due to the unique investments that may be allowed in these funds, use of the NAV is a practical expedient for measuring these funds at fair value and the accounts are excluded from the Fair Value disclosure table below.

Employer Stock: The employer stock is an account comprised of common stock of Business First Bancshares, Inc and short term investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

The following table sets forth the level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$37,647,111	$-	$-	$37,647,111
Unitized Employer Stock Accounts	5,297,203	-	-	5,297,203
Total Assets in the Fair Value Hierarchy	$42,944,314	$-	$-	$42,944,314

Investments in Common & Collective Trusts Measured Using NAV Per Share Practical Expedient*				15,403,933
Total Investments at Fair Value				$58,348,247

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$30,665,057	$-	$-	$30,665,057
Unitized Employer Stock Accounts	4,190,865	-	-	4,190,865
Total Assets in the Fair Value Hierarchy	$34,855,922	$-	$-	$34,855,922

Investments in Common & Collective Trusts Measured Using NAV Per Share Practical Expedient*				12,107,724
Total Investments at Fair Value				$46,963,646

*Certain investments that were measured at net asset value per share (“NAV”) practical expedient of the fund have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2023 and 2022.

		December 31, 2023
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common & Collective Trusts:
Balanced Funds	(a)	$15,403,933	N/A	Daily	None
Total Accounts at NAV		$15,403,933

		December 31, 2022
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common & Collective Trusts:
Balanced Funds	(a)	$12,107,724	N/A	Daily	None
Total Accounts at NAV		$12,107,724

(a)	These investments seek to provide high total investment return. The funds invest in a portfolio of equity, debt and money market securities.

NOTE 6 - Fully Benefit-Responsive Investment Contract

In October 2020, the Plan entered into a benefit-responsive investment contract with Great-West Life & Annuity Insurance Company (GWI), specifically the Group Unallocated Fixed Deferred Annuity contract (the “Contract”). The Contract, a traditional guaranteed investment contract, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by GWI. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.

The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

The fair value of the investment contract was $2,602,091 and $2,946,734 at December 31, 2023 and 2022, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2023	2022
Based on actual earnings	1.15%	1.05%
Based on interest rate credited to participants	1.30%	1.05%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including offering a competing fund (a fund with similar investment strategies and assets as the Contract) without the approval of GWI. The guaranteed interest contract permits contract termination with sufficient notice or with other violations of the contractual terms. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

Note 7 – Party-In-Interest Transactions –

A portion of the Plan’s assets are invested in Business First Bancshares, Inc. stock, the parent company of the Plan Sponsor, for which Reliance Trust serves as the independent fiduciary for the common stock fund. The Plan also holds notes receivable representing participant loans. Empower Advised Group, LLC (“Empower”) serves as investment manager for the Plan and Empower is also the plan’s recordkeeper. Gallagher Benefits Services serves as investment advisor for the Plan. Sentinel Pension and Payroll provides administration and accounting services to the Plan. The Plan Sponsor also pays directly, certain administrative expenses of the Plan. All of these transactions qualify as party-in-interest transactions. The Plan Sponsor believes that all of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

Note 8 – Subsequent Events –

The Plan has evaluated subsequent events through June 21, 2024, the date the financial statements were available to be issued, and have determined that no additional disclosures are required.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST

EIN: 20-3977125 PN: 001

FORM 5500 SCHEDULE H LINE 4(i) – SCHEDULE OF ASSETS HELD (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2024

Identity of Issuer		Investment Description	Cost	Current Value

		Registered Investment Companies
	AllianceBernstein	AB Small Cap Growth	*	$527,569
	American Funds	American Funds New Prspctv R6	*	11,948,656
	Fidelity Investments	Fidelity 500 Index	*	4,621,682
	Fidelity Investments	Fidelity Mid Cap Index	*	1,996,688
	Fidelity Investments	Fidelity Small Cap Index	*	975,634
	Fidelity Investments	Fidelity Total International Index	*	3,240,016
	Fidelity Investments	Fidelity US Bond Index	*	2,781,433
	Franklin Templeton Investments	Franklin Small Cap Value R6	*	687,434
	JP Morgan Investment Mgmt, Inc.	JPMorgan Equity Income R6	*	2,237,243
	JP Morgan Investment Mgmt, Inc.	JPMorgan Mid Cap Growth R6	*	682,143
	MFS	MFS Mid Cap Value R6	*	749,127
	PIMCO	PIMCO Income Inst	*	2,453,709
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	*	4,745,777
				37,647,111
		Common & Collective Trusts
	Wilmington Trust	My Retirement Path Moderate Retirement R	*	1,314,900
	Wilmington Trust	My Retirement Path Moderate Retirement 2025 R	*	5,832,308
	Wilmington Trust	My Retirement Path Moderate Retirement 2035 R	*	2,422,093
	Wilmington Trust	My Retirement Path Moderate Retirement 2045 R	*	3,675,265
	Wilmington Trust	My Retirement Path Moderate Retirement 2055 R	*	2,159,367
				15,403,933

		Guaranteed Interest Accounts
**	Great-West Life & Annuity
	Insurance Company	Fixed Group Unallocated Deferred Annuity Contract	*	2,634,863

		Employer Stock
**	Parent Company of Plan Sponsor	Business First Bancshares, Inc. (BFST) unitized stock fund	*	5,297,203

		Notes Receivable from Participants
**	Plan Sponsor	Interest Rates Ranging from 4.25-10.25%		867,264

				$61,850,374

*	Cost information omitted for participant directed investments.
**	Denotes party-in-interest.

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of EisnerAmper LLP
23.2	Consent of Baker Tilly US LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST
Date: June 21, 2024

/s/ Michael Pelletier
Michael Pelletier
EVP, Chief Human Resources Officer